Confidential Treatment

Requested by JPMorgan Chase & Co.

September 7, 2011

Ms. Suzanne Hayes

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:    JPMorgan Chase & Co.

         Form 10-K for Fiscal Year Ended December 31, 2010

         Filed February 28, 2011

         Form 10-Q for Fiscal Quarter Ended March 31, 2011

         Filed May 6, 2011

         Form 8-K filed June 16, 2011

         File No. 001-05805

Dear Ms. Hayes:

We are in receipt of the letter, dated August 3, 2011, to Douglas L. Braunstein, Executive Vice President and Chief Financial Officer of JPMorgan Chase & Co. (“JPMorgan Chase” or the “Firm”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the above-referenced filings.

Certain confidential portions of this letter were omitted by means of redacting a portion of the text. The word “[Redacted]” has been inserted in place of the portions so omitted. Pursuant to the provisions of 17 C.F.R. §200.83, we have separately submitted a copy of this letter containing the redacted portions of this letter with the Staff and have requested confidential treatment for the redacted portions of this letter.

To assist in your review of our responses to the comments set forth in the Staff’s letter, we have set forth below in full the comments contained in the letter, together with our responses.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 1A: Risk Factors, page 5

1.

We note your response to our prior comment two in our letter dated June 15, 2011 and reissue the comment. Your risk factor disclosure about the effect of the recently-enacted laws and regulations, even if not separated into multiple risk factors, could be improved by quantifying the effect those recently-enacted laws and regulations will have on your operations. To the extent that the effect on your

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operations cannot be determined, please quantify the types of revenue streams that will be affected such as revenues generated from debit card interchange fees.

In response to the Staff’s prior comment, the Firm enhanced its Risk Factor related to recently adopted legislation and regulations on page 192 of its June 30, 2011 Form 10-Q. In addition, the Firm provided a description of the likely impact of certain anticipated changes, including quantification of the anticipated effect of limitations on debit card interchange fees, on page 10 of its June 30, 2011 Form 10-Q.

If JPMorgan Chase does not effectively manage its liquidity, its business could suffer, page 5

2.	We note your additional disclosures on pages 115 and 196 of your filing and your proposed disclosure provided in response to our prior comment three in our letter dated June 15, 2011. Your risk factor discussion should include material details that impact an investor’s understanding of the risk and potential consequences. Please expand the future risk factor disclosure to disclose any negative ratings outlook and quantify the additional collateral you would be required to post given a one and two notch downgrade.

The Firm will revise its risk factors in future filings to include material details that impact an investor’s understanding of the risks of liquidity management, including any negative ratings outlook and the amount of additional collateral the Firm would be required to post given a one and two notch downgrade.

Management’s Discussion and Analysis, page 54

Executive Overview, page 55

3.	We note your response to our prior comment five in our letter dated June 15, 2011 and we reissue the comment in part. Please confirm that in future periods when the reductions in the allowance for credit losses are a significant driver of net income you will include disclosure in a risk factor and Management’s Discussion and Analysis quantifying the reductions in the allowance for credit losses and disclosing that such level of net profit may not be sustainable.

The Firm confirms that when reductions in the allowance for credit losses are a significant driver of net income in future periods, the Firm will disclose in a risk factor and in Management’s Discussion and Analysis the amount of the reductions and note that such level of net profit may not be sustainable.

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Country Exposure, page 128

4.	Please refer to our previous comment ten in our letter dated June 15, 2011. We note your proposed revised disclosures. For the purposes of providing transparent disclosure regarding your exposure and the potential risk of loss, or lack thereof, related to activities conducted in Greece, Italy, Portugal, Spain and Ireland, please expand your disclosure to include the gross balance of your exposures to these countries for each product type (i.e. loans and loan commitments, securities, derivatives or other financing). Separately include the total amount of your exposure that is collateralized, the amount of exposure for which you have purchased credit derivative swaps and the amount receivable that is unsecured. Please provide this information by country and type of borrower (i.e. sovereign or corporate and consumer). Additionally, please indicate whether you have sold credit protection on any sovereign exposures related to these entities, and if so, please disclose the notional amount of credit protection sold by country. Please quantify any impairment you have recorded related to these exposures. A tabular presentation may be helpful.

[Redacted]

Market Risk Management, page 142

5.	Please refer to our previous comment 12 in our letter dated June 15, 2011. As requested, please revise your future filings to disclose the level or number of market factors used when calculating Value-at-Risk (or VaR). Per your disclosure on page 144 of your December 31, 2010 Form 10-K we note that none of your daily market risk-related losses during 2010 exceeded VaR. Please tell us and revise your future filings to disclose the reasons why your daily market risk-related losses did not exceed VaR for any day of the year, particularly given your disclosure on page 142 that at a 95% confidence level, you expected to incur losses greater than that predicted by VaR estimates five times in every 100 trading days, or about 12 to 13 times a year. We note a similar trend regarding your VaR results for 2009, as disclosed on page 122 of your 2009 Form 10-K where you disclose that at a 95% confidence level you only experienced one VaR exception due to high market volatility when you expected losses in excess of VaR approximately 12 times per year. Please tell us how you concluded that your model was statistically appropriate in light of the fact that the number of exceptions was significantly below the number of instances statistically expected over the past two years.

In its June 30, 2011 Form 10-Q (see page 88), the Firm stated, “the Firm’s VaR calculation is highly granular and incorporates numerous risk factors, which are selected based on the risk profile of each portfolio.”

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The Firm’s historical simulation uses market data time series relevant to each particular instrument or portfolio included in the VaR calculation. The VaR calculation also uses risk sensitivities, or “risk factors,” which are selected based on the risk characteristics of the portfolio. Thus, the measurement of VaR may be based on a single market time series for individual instruments, or may involve multiple market time series to reflect the multiple risk factors of the instruments in a particular portfolio. The number of market data series and the number of risk factors varies based on the characteristics and composition of the Firm’s portfolio. The Firm’s current database includes over 300,000 market data time series, and the Firm’s VaR calculation uses hundreds of risk factors.

To provide a specific number of market data series and risk factors across all portfolios, when not all risk factors apply to all portfolios, does not provide useful information to financial statement users, and could be misleading because the total number of market data time series or risk factors is not necessarily an indicator of the rigor of the VaR calculation and could be misinterpreted as such. The Firm believes that the qualitative description of its VaR calculation allows financial statement users to understand the basis of the Firm’s VaR calculation and the usefulness and limitations of VaR.

As noted on page 88 of the Firm’s June 30, 2011 Form 10-Q, the historical simulation is based on data for the previous twelve months. This approach assumes that historical changes in market values are representative of the distribution of potential outcomes in the immediate future. To the extent that actual market volatilities are greater or less than the historical data from the previous twelve months, one would expect the actual number of VaR exceptions to differ from the number suggested by the statistical analysis. For example, the market volatilities experienced during 2009 and 2010 were generally lower than the market volatilities of the previous twelve month period used in the historical simulation, thereby resulting in fewer exceptions than would have been expected had actual market volatilities been consistent with the historical data.

To clarify this in future filings, the Firm will revise its disclosure to read, “This means that, assuming actual changes in market values are consistent with the historical changes used in the simulation, the Firm would expect to incur losses greater than that predicted by VaR estimates five times in every 100 trading days, or about 12 to 13 times a year. However, differences between actual and historical market price volatility may result in fewer or greater VaR exceptions than the number indicated by the historical simulation.”

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 11

6.

We note your responses to prior comments 20, 21 and 22 in our letter dated June 15, 2011 and look forward to reviewing your revised draft disclosure. Additionally, with respect to comment 21 if the performance target is quantifiable, the target should be

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disclosed in your discussion. If you believe disclosure is likely to result in competitive harm, please present your analysis supporting this determination.

(i) Below is the draft disclosure to be included in future filings discussing why the Firm has determined that the most effective leadership model is that Mr. Dimon serves as both Chairman and CEO (prior comment 20).

“The Firm’s Board of Directors has no established policy on whether or not to have a non-executive chairman and believes that it should make that judgment based on circumstances and experience. The Board has determined that the most effective leadership model for the Firm currently is that Mr. Dimon serves as both Chairman and Chief Executive Officer. The Board believes it is functioning effectively under its current structure, and that the current structure provides appropriate oversight protections.

The Firm’s Presiding Director functions as a Lead Director, but the Board prefers the term Presiding Director to emphasize that all directors share equally in their responsibilities as members of the Board. The Presiding Director presides at executive sessions of independent directors (generally held as part of each regularly scheduled Board meeting) and at all Board meetings at which the Chairman is not present, and has authority to call meetings of independent directors. The Presiding Director approves Board meeting agendas and schedules for each Board meeting, may add agenda items in his or her discretion, approves Board meeting materials for distribution to and consideration by the Board, facilitates communication between the Chairman and CEO and the independent directors, as appropriate, is available for consultation and communication with major shareholders where appropriate, upon reasonable request, and performs such other functions as the Board directs.

The Board does not believe that introducing a separate Chairman at this time and with this CEO would provide appreciably better direction for and performance of the Firm, and instead could cause uncertainty, confusion and inefficiency in board and management function and relations.”

(ii) Below is the draft disclosure to be included in future filings regarding Mr. Dimon not having received any special executive benefit (prior comment 22).

“The Firm reports the cost of Mr. Dimon’s personal use of the Firm’s aircraft and cars and the cost of residential security services. The Firm requires such use as a matter of security protection for Mr. Dimon and does not view these items as special executive benefits.”

(iii) Below is draft disclosure assessing the performance of certain Operating Committee members against the quantitative and qualitative priorities set for the Firm for 2010 (prior

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comment 21). In this regard, we have provided draft disclosure for each of James Dimon, CEO, Douglas Braunstein, CFO and James Staley, Investment Bank CEO. We note that, given the recent changes in management responsibilities for several of the persons who were Named Executive Officers in 2011 (as well as the retirement in 2011 of Steven Black, former Vice Chairman of the Investment Bank), it is not possible to determine at this time the individuals who may be included as Named Executive Officers in the 2012 proxy statement. However, because it is necessary that the CEO and CFO be included in the proxy and because, based on past years, we believe it likely that the Investment Bank CEO will be included in the 2012 proxy statement, we believe the disclosures below will provide meaningful information as to how we intend to disclose, for these individuals (and similarly for the other then Named Executive Officers in the 2012 proxy statement), the extent to which each achieved the quantitative and qualitative priorities that were established for them.

The disclosure presented below is intended to be supplemental to, rather than a replacement of, the language that currently exists in the 2011 proxy statement. In that regard, based on discussions with major investors over a number of years, we believe our shareholders find helpful the more concise descriptions regarding the level of achievement for each of our Named Executive Officers that currently appears at pages 14 and 15 of the 2011 proxy statement. Accordingly, the expanded disclosure below would be intended to be presented as an Appendix to the proxy statement (in a manner similar to the Appendices included in the 2011 proxy statement that provided more detailed and extensive disclosures regarding the Roles and Responsibilities and Independence Standards for our Board of Directors, and the Firm’s Compensation Practices and Principles and Elements of Compensation). Readers of our proxy statement would be referred to the Appendix following the more concise information that is provided about each Named Executive Officer.

“Appendix #. Priorities and Accomplishments for 2010 for each of the Firm’s Named Executive Officers.

The following is a discussion of the priorities and accomplishments for 2010 for each of the Firm’s Named Executive Officers. For Mr. Dimon, as Chairman and CEO, his priorities are those of the Firm overall. For the other NEOs (and for other members of the Firm’s Operating Committee who were not NEOs), their priorities are primarily those of the LOB or function they lead.

The Compensation Committee exercises its business judgment in determining the compensation of the CEO and other members of the Operating Committee. In determining the size of total compensation, the Compensation Committee considers the overall scope of an executive’s responsibilities, the executive’s performance history with the Firm, comparisons with other executives within the Firm and, to the extent available, externally, and the overall performance of the Firm and the LOB or

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function the executive leads. The Compensation Committee does not find it useful, and does not attempt, to rank or otherwise assign relative weight to individual priorities and their level of accomplishment. Executive performance must be sustained at the highest levels over multiple time periods, and superior performance must be achieved across multiple factors to be considered outstanding. In considering the specific priorities and accomplishments, individual members of the Compensation Committee and the Board of Directors may have given different weight to different factors.

James Dimon, Chairman and CEO

As Chairman and CEO, Mr. Dimon is responsible overall for representation of the Firm and for the achievement of the Firm’s financial performance and growth, its strategic and operational priorities, risk and control management, and management development and succession planning. During 2010, Mr. Dimon continued his leadership role in representing the Firm and our values and objectives to investors, governmental authorities, clients and other segments of the public, including current challenges to the economy and the industry, future growth opportunities, our fundamental role in serving clients, and how key aspects of global financial regulatory changes may affect our business. The following discusses the Firm’s priorities in more detail, and the extent to which they were achieved during the year.

Financial and strategic performance – The financial and strategic priorities for the Firm for 2010 were to continue the Firm’s multi-year focus on maintaining a fortress balance sheet to enable the Firm to weather challenging economic circumstances and on fostering growth by building upon the Firm’s excellent client franchises.

As outlined during the Firm’s 2010 Investor Day, these priorities included a focus on fundamentals in delivering services to clients and customers, continual investment in growth opportunities, managing credit costs under uncertain economic conditions, and addressing legislative and regulatory changes affecting the industry.

The Firm reported record net income of $17.4 billion for 2010, an increase of 48% from the prior year. Results included record revenue and net income in Commercial Banking, record revenue in Asset Management and solid results across most of the businesses. The Firm was successful in making substantial progress on its priorities, including the following:

Maintaining strong shareholder returns: Return on common equity was 10% for the year, compared with 6% in the prior year, and return on tangible common equity was 15% for the year, compared with 10% in 2009. We increased our annual dividend rate to $1 per share from $.20 per share. Notwithstanding the increase in returns on equity, we believe the returns should be higher, and the main reason for the difference between what we believe we should be earning and what we are earning is the extraordinarily high losses we still are bearing on mortgages and mortgage-related issues. These losses have been running at a rate of approximately $4 billion a year, after-tax, and, while they should come down over time, they likely will continue at elevated levels for a while.

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Strengthening our balance sheet: We ended 2010 with a Basel I Tier 1 Common ratio of 9.8% and a Basel I Tier 1 Capital ratio of 12.1%. Total stockholders’ equity at December 31, 2010, was $176.1 billion.

Providing credit and capital: We provided credit to and raised capital for our clients of more than $1.6 trillion during the year. These efforts included more than $10 billion of credit provided to over 250,000 small businesses in the U.S. in support of our communities, an increase of more than 50% over 2009.

Managing credit costs: Although charge-offs and delinquencies remain elevated, net charge-offs were lower across all business, and the credit quality of the commercial and industrial loan portfolio across the Firm’s wholesale businesses improved. Positive credit trends resulted in reductions in the allowance for credit losses in Card Services, the loan portfolio in RFS (excluding purchased credit-impaired loans) and in IB and Commercial Banking.

Growing our franchise: We grew the franchise in 2010, with new checking accounts in Retail Financial Services, new credit card accounts in Card Services, new branches in Retail Banking, record net long-term inflows in Asset Management, and growth in assets under custody at Treasury & Securities Services, and we sustained top Investment Bank rankings in virtually all major categories.

Investing in our future: We made substantial investments in the future of our businesses, including hiring more than 8,000 people in the U.S. alone. Our Global Corporate Bank hired 100 bankers since January 1, 2010, we continued to enhance the Firm’s presence in Brazil, China and India, and we continued to open new branches internationally, including in Australia, Bangladesh, Great Britain, Qatar, Switzerland and the United Arab Emirates.

Helping homeowners and preventing foreclosures: Since the beginning of 2009, the Firm has offered 1,038,000 trial modifications to struggling homeowners. Of the 285,000 modifications that the Firm has completed, more than half were modified under Chase programs, and the remainder were offered under government-sponsored or agency programs. The mortgage foreclosure, modification and securitization processes are receiving significant management attention. Where control issues have been identified, including in the mortgage foreclosure affidavit process, management – in many cases, with the assistance of outside advisors – has developed and is implementing detailed remediation plans designed to eliminate any process or control weaknesses going forward and to remediate past issues. We sometimes make mistakes, and then must hold ourselves accountable and rectify them. The mistakes we made in servicing mortgages held by U.S. military families are an example. We

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apologized to our military customers and their families and have tried to rectify these mistakes. These matters have been and continue to be the subject of intensive scrutiny and review by our regulators, as well as by certain other governmental authorities.

Managing for regulatory reform: A sound regulatory system is essential for the economy, the financial system and JPMorgan Chase. The Firm has consistently acknowledged the need for proper regulatory reform, including consumer protection, global liquidity standards, stress-testing, a systemic regulator in the U.S., resolution authority to unwind large financial firms, and well-managed clearinghouses for derivatives. During 2010, the Firm actively participated in discussions of legislative and regulatory changes aimed at global financial reform and put in place teams of business and functional leaders to analyze regulatory changes and develop programs to implement and respond to them appropriately, including those affecting capital and liquidity standards, standards for residential and commercial mortgages and other consumer protection matters, the markets for repurchase agreements, resolution and recovery requirements, the movement of standardized derivatives to clearing houses and risk governance.

Risk and control – The Firm continued attention to risk and control in 2010, including maintaining the Firm’s fortress balance sheet and strong liquidity. Underwriting guidelines across all areas of lending remained in focus, consistent with evolving market conditions and the Firm’s risk management activities. During 2010, the Firm also repositioned its balance sheet in anticipation of a rising interest rate environment. As noted above, we ended 2010 with a Basel I Tier 1 Common ratio of 9.8% and a Basel I Tier 1 Capital ratio of 12.1%. Total stockholders’ equity at December 31, 2010, was $176.1 billion.

Leadership – A priority for the Firm is to have a healthy and productive succession process in place for senior management, including the CEO, and to continue enhancing our leadership development process. Board members personally know all of the members of the Operating Committee, the Firm’s senior-most management body, and many other senior officers. During 2010, Mr. Dimon guided the process for management succession in a number of key roles within the Operating Committee. James Staley was appointed as CEO of the Investment Bank. Mary Erdoes assumed the role of CEO of Asset Management, which Mr. Staley had led. Michael Cavanagh moved from CFO of the Firm to become CEO of TSS. Heidi Miller, formerly head of TSS, assumed the role of head of International. Douglas Braunstein, former head of Investment Banking for the Americas, became CFO of the Firm. These changes capitalized on the talents of a seasoned team of managers and provided the opportunity to broaden their experience. During 2010, the Firm continued a focus on diversity, hired a new head of Global Diversity and implemented a leadership development program, Leaders Morgan Chase, for individuals designated as among the top 300 leaders of the Firm.

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Douglas Braunstein, Chief Financial Officer

Priorities for Mr. Braunstein primarily related to achieving the goals of the Global Finance organization. In 2010, those priorities were to continue the Firm’s fundamental objectives of maintaining strong financial discipline, guarding safety and soundness, assisting in managing the Firm’s interaction with regulatory and supervisory authorities, and collaborating with the LOBs to drive business performance, growth, efficiency and returns. The following discusses Global Finance’s priorities in more detail, and the extent to which they were achieved during the year.

Financial discipline – Maintaining strong financial discipline includes maintaining world-class controls, sound accounting standards, delivering transparent public reporting and having effective management information systems. Global Finance is responsible for establishing and maintaining adequate internal controls over the Firm’s financial reporting, including being responsible for the processes and procedures used to prepare the financial statements the Firm files with the SEC and with its multiple bank and other regulators around the world. Global Finance was a key point of contact with investors and analysts in communicating the strategic direction of the Firm, providing management with shareholder views and perspectives and seeking to continually improve the quality of disclosure to regulators, the investor community and ratings agencies. Global Finance was actively engaged with the LOBs in developing their performance targets and LOB equity levels. These analyses were required in order to enable the Firm to begin to prepare for the capital levels the Firm will be required to maintain under Basel III.

Safety and soundness – Maintaining a fortress balance sheet and strong liquidity are key elements of safety and soundness and require appropriate reserves, strong capital ratios and strong credit ratings. These provide the Firm with the ability to withstand difficult events and the flexibility to deploy capital as the Firm determines, subject to regulatory constraints, for investments in business, dividends, stock buybacks and acquisitions. During 2010, Global Finance led the Firm’s internal capital adequacy assessment process and provided the information and analyses to regulators that were instrumental in enabling the Firm to increase the common stock dividend and resume stock repurchases in 2011. As part of the Firm’s robust liquidity and treasury function, the financing of all wholesale funding was executed centrally by Global Finance in order to manage the Firm’s funding maturity profile, and to provide sufficient liquidity to enable the Firm in 2010 to pre-fund parent company obligations in excess of the 12 month target set by the Firm. In addition, the funds transfer process was controlled centrally by Global Finance to ensure proper and consistent arms-length crediting and charging for liquidity across all LOBs. The Firm’s strong capital ratios and stockholders’ equity at year-end 2010 were noted above.

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Managing regulatory and supervisory relationships – As noted above, in 2010, Global Finance played an important role with other corporate functions in addressing higher capital and liquidity standards and preparing for Basel III, interacting with regulators as they developed and implemented standards for resolution authority, providing analysis of the regulatory impact on compensation policies and practices, creating a framework to analyze and respond to regulatory change, including the hundreds of rules and regulations that need to be implemented by various U.S. regulatory bodies as a consequence of the Dodd-Frank Act, and advocating changes to loan-loss accounting standards to mitigate their current pro-cyclical impacts.

Driving performance, efficiency and returns with LOBs – Global Finance provides information, analyses and recommendations to the businesses to improve results and help drive strategic business decisions, and continues to help shape how the company grows, invests, saves and measures its absolute and relative performance. Global Finance is responsible for the financial budgeting process of the Firm, and the processes it established enabled senior management to track revenues and expenses against their targets and budgets, and provided them with the tools necessary to make changes as required in light of changing economic and financial factors during the year. During 2010, Global Finance led the Firm’s efforts in enhancing its information and planning capabilities, including its capital and liquidity planning; providing competitor analysis and implications; developing budgets and business planning with the LOBs; analyzing strategic and investment opportunities; and planning for infrastructure. In 2010, the Global Finance organization managed a people and talent agenda to leverage best practices across the functions, including recruiting, management development and diversity, mobility and professional growth.

James Staley, CEO Investment Bank

Priorities for Mr. Staley primarily related to the achieving the goals of the Investment Bank. In 2010, those goals and priorities were to continue to grow revenue and market share, develop the Investment Bank’s core client franchise and extend it internationally, maintain strong risk controls, and developing and retaining talent. The following discusses the Investment Bank’s priorities in more detail, and the extent to which they were achieved during the year.

Financial performance – For 2010, the Investment Bank had an ROE target of 17% +/- through the cycle and achieved an ROE of 17%. The ROE target had been

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reduced from a target of 20% in prior years based on an assessment of the impact of regulatory changes and an increase in the capital allocated to the IB from $33 billion to $40 billion. The IB also had as aspirational goals a 10% share of Global IB fees and a 15% share of Global Markets revenues; for 2010, the IB achieved shares of 8% of Global IB fees and 12% of Global Markets revenues.

Strategy – The IB’s 2010 priorities focused on our core client franchise, growth and technology.

For clients, the IB:

•	Helped clients raise $505 billion of capital, $18 billion more than any other firm

•	Led the market in arranging or loaning over $350 billion to 420 clients globally

•	Helped raise nearly $90 billion for U.S. state and local governments, healthcare organizations, non-profits and educational institutions.

•	Executed 353 equity transactions, more than any other firm

•	Advised clients on 311 announced mergers and acquisitions globally with a 16% share.

Growth priorities for 2010 were to extend the franchise by continuing to develop the Firm’s international presence, to build-out the commodities business and to be actively engaged in leading reform of OTC derivatives markets. In 2010, the IB extended internationally both directly and through development of the Global Corporate Bank together with Treasury & Securities Services. Headcount in China and Brazil increased more than 40% and, through 2010, the Firm has nearly doubled Global Markets revenues since 2007. In commodities, the IB completed the acquisition of select assets of RBS Sempra, enabling us to offer comprehensive commodities solutions. The Sempra acquisition added skill and capacity, particularly in oil and based medal, and 1,000 clients. The Firm now serves client needs across all important physical and financial commodity markets. The IB has also been an active participant in regulatory reform efforts throughout 2010.

Technology priorities included continued execution of the third of our five-year Strategic Reengineering Program focused on trading platforms, OTC clearing requirements and our core processing infrastructure. The objectives are to increase efficiency, enable innovation and drive competitiveness. Progress continued in 2010 building our electronic capabilities, consolidating platforms and increasing efficiency.

Risk and Control – Three areas of focus for 2010 were efficient allocation of capital, management of stress loss and management of our credit portfolio. In 2010, emphases on liquidity, derivative book repositioning and trading discipline led

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to the IB’s best-ever revenue-to-risk relationship. In 2010, there were no trading-day losses in three of four quarters.

Leadership – Leadership includes maintaining the Firm’s reputation and developing and retaining top talent. In 2010, the IB’s role in financing governments, non-profits and corporate, outlined above, fulfilled a key objective. On talent, the IB continued development of inclusive environment with the objective of getting the best people from the broadest pool. In 2010, the IB identified the top 500 people in the IB and will focus on their retention. During the course of 2010, the IB lost only nine people out of that 500 and also added significant senior new talent.”

Form 10-Q for Fiscal Quarter Ended March 31, 2011

Supplemental Mortgage Fees and Related Income Details, page 24

7.	Please refer to our previous comment 24 in our letter dated June 15, 2011. We note your proposed revised disclosures. Please revise to also disclose the magnitude of the change in valuation related to each impacted assumption.

In future filings, the Firm will separately disclose the impact on the fair value of its MSR asset of (i) changes in market interest rates (i.e., the component of the asset that can be hedged), (ii) modeled servicing portfolio runoff (i.e., amortization or time decay), and (iii) other changes in model inputs and assumptions. The Firm will also continue to disclose in future filings the impacts of material and discretely identifiable changes in any particular other model input or assumption on the fair value of its MSR asset.

The Firm notes that the more significant other model inputs and assumptions (i.e., prepayments, home price index, and mortgage spreads) can be highly interrelated and that it could be misleading to present separately the effects of changes in those inputs and assumptions. When more than one of these inputs or assumptions changes simultaneously (as is often the case), it may be difficult and somewhat arbitrary to isolate the effect of the change of a single input on the overall change in the fair value of the MSR. For example, the isolated impact of each particular other input or assumption change would be highly dependent on the order in which that change was applied in the Firm’s MSR valuation model. As a general rule, a change in an individual input or assumption is likely both to affect, and to be affected by, other changes in inputs and assumptions. For these reasons, the Firm does not believe that disclosing the effect of each individual other model input would necessarily inform a financial statement user’s understanding of the changes in the fair value of the MSR asset. However, in periods in which a particular assumption change occurs and that change is both material and relatively discrete (e.g., the $1.1 billion increase in the cost to service assumption), the Firm will continue to separately disclose and quantify the effect of any such change, as it did in the first quarter of 2011.

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Consolidated Financial Statements

Note 13 – Loans, page 122

8.	Please refer to our previous comment 27 in our letter dated June 15, 2011. Please revise your future filings to address the following:

•

Please specifically tell us how you use the regulatory database in monitoring the credit quality related to second lien loans for which you do not own or service the first lien. In this regard, please provide more information about the types of data provided. Please clarify whether you have access to information at an individual loan level or whether the information is more aggregated. If the latter is true, please explain how you apply the information provided by the database to your own portfolio and describe any adjustments you may make to the credit quality information provided by the database to account for any differences in portfolios.

With respect to the portion of the Firm’s non-delinquent junior lien home equity portfolio where the related senior lien mortgage is either (a) modified, (b) in a trial modification, or (c) delinquent and not in a trial modification, these non-delinquent junior lien loans (“high-risk seconds”) present a higher risk of default than other current junior lien home equity loans. Accordingly the unique risk profile of the Firm’s portfolio of high-risk seconds is considered in determining the Firm’s allowance for credit losses.

The Firm utilizes data obtained from the OCC to estimate the portion of the population considered to be high-risk seconds. This data is derived from a database of senior and junior lien mortgage and home equity loans maintained by the OCC, which has been compiled using loan-level data provided by a number of servicers across the industry (including JPMorgan Chase). On a quarterly basis, the Firm and the other servicers who participate in the database provide the OCC with detailed information about individual loans in their residential real estate portfolios. The OCC then performs a matching process and provides the Firm with information about aggregate balances in the Firm’s non-delinquent junior lien loan portfolio for which the OCC has determined that the related senior lien mortgage is either (a) modified, (b) in a trial modification, or (c) delinquent and not in a trial modification. This report does not provide loan-level data, but rather provides summary information for each of these categories. The OCC also indicates the percentage of junior lien loans for which the related senior lien mortgage could not be identified; this percentage is relatively stable from quarter-to-quarter at approximately 30-35%.

Because discrete loan-level data is not available, the Firm cannot determine which individual junior lien loans have not been matched with the related senior lien

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mortgage, or which individual junior lien loans that have been matched were matched to a senior lien loan that is owned or serviced by the Firm1. Therefore, the Firm extrapolates the results received on the population of modified or delinquent senior lien loans that have been matched to a junior lien loan in the Firm’s portfolio to its overall portfolio of junior lien loans. For example, if the summary level report were to show that 10% of the Firm’s junior lien loan portfolio was subordinate to delinquent or modified senior liens, then the Firm would assume that 10% of its entire junior lien loan portfolio, including loans where Firm owns or services the senior lien mortgage,2 was subordinate to delinquent or modified senior liens (including trial modifications). Considering the nature and amount of available data, the Firm believes that this is the most reasonable and appropriate way to estimate the amount of high-risk seconds in its portfolio.

Next, the Firm considers its own experience with and expectations about junior lien loans for which the Firm owns or services the senior lien mortgage to estimate probabilities of default and loss severities and applies those estimates to the estimated amount of high-risk seconds that the Firm holds in its loan portfolio. The Firm has concluded that applying these default and loss severity estimates to its entire estimated portfolio of high-risk seconds is reasonable because the performance of the Firm’s junior lien loans has been materially consistent regardless of whether the Firm owns, services or does not service the senior lien mortgage.

•	Separately disclose the delinquency rates for home equity loans that are in their amortization period and those that are not.

Approximately 11% of the Firm’s junior lien home equity loans are home equity loans (“HELOANs”) and the remainder are home equity lines of credit (“HELOCs”). In general, HELOANs are amortizing loans whereas HELOCs enter a required amortization period at ten years.

Following is a summary of delinquency statistics for junior lien home equity loans as of June 30, 2010. In the table below, balances represent the carrying values for non-PCI loans and the unpaid principal balances for PCI loans:

$ in millions	Junior Lien Home Equity Loans
	Delinquencies			Total Loans	Total 30+ Day Delinquency Rate
	30-89	90-149	150+
Non-PCI
HELOCs
Not within the required amortization period	$591	$269	$166	$50,908	2.02%
Within the required amortization period	39	12	13	1,421	4.50%
HELOANs	200	104	42	7,453	4.64%

Total	$830	$385	$222	$59,782	2.40%

PCI
HELOCs
Not within the required amortization period	$523	$299	$521	$19,596	6.85%
Within the required amortization period	5	1	1	222	3.15%
HELOANs	55	36	49	1,430	9.79%

Total	$583	$336	$570	$21,247	7.01%

In future filings, the Firm will disclose delinquent balances and 30+ day delinquency rates for the current quarter, along with comparative December 31, 2010 information.

[1]	The majority of the Firm’s portfolio of senior lien loans is owned or serviced by a third party.
[2]	The Firm does not evaluate loans that it owns or services separately (outside of the extrapolation) because they are included in the OCC’s summary report.

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•	Revise to disclose the information provided in response to the fifth bullet of our previous comment 27 regarding the terms of the loans.

The Firm enhanced its disclosures regarding the terms of home equity loans in its June 30, 2011 Form 10-Q (see page 79), as follows:

“Approximately 20% of the Firm’s owned home equity portfolio consists of home equity loans (“HELOANs”) and the remainder consists of home equity lines of credit (“HELOCs”). HELOANs are generally fixed-rate, closed-end, amortizing loans, with terms ranging from 3–30 years. Approximately half of the HELOANs are senior liens and the remainder are junior liens. In general, HELOCs are open-ended, revolving loans for a 10-year period, after which time the HELOC converts to a loan with a 20-year amortization period. The Firm manages the risk of HELOCs during their revolving period by closing or reducing the undrawn line to the extent permitted by law when borrowers are experiencing financial difficulty or where collateral does not support the loan

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amount. Because the majority of the HELOCs were funded in 2005 or later, a fully-amortizing payment is not required for the most significant portion of the HELOC portfolio until 2015 or after. The Firm regularly evaluates both the near-term and longer-term repricing risks inherent in its HELOC portfolio to ensure that the allowance for credit losses and account management practices are appropriate given the portfolio risk profile.

At June 30, 2011, the Firm estimates that its home equity portfolio contained approximately $4 billion of junior lien loans where the borrower has a first mortgage loan that is either delinquent or has been modified. Such loans are considered to pose a higher risk of default than that of junior lien loans for which the senior lien is neither delinquent nor modified. Of this estimated $4 billion balance, the Firm owns less than 5% and services approximately 30% of the related senior lien loans to these same borrowers; in these cases, the Firm knows whether the senior lien loan is either delinquent or modified. In the other cases where the Firm neither owns nor services the senior lien loan, the Firm estimates the amount of higher-risk junior lien loans. The performance of the Firm’s junior lien loans is otherwise materially consistent regardless of whether the Firm owns, services or does not service the senior lien. The increased probability of default associated with these higher-risk junior lien loans was considered in estimating the allowance for loan losses.”

In future filings, the Firm will further enhance the preceding disclosure to explain the payment options available to borrowers when the loan is originated.

•

Further, revise your disclosure in future filings to address your statement provided in the eighth bullet of your response to comment 27 that “Because the majority of the Firm’s HELOCs were fund [sic] in 2005 or later, this particular risk factor should not be triggered in the near term (i.e., those draw periods do not end until 2015 or after) for the most significant portion of the HELOC portfolio.”

In its June 30, 2011 Form 10-Q (see page 79), the Firm enhanced its disclosure regarding junior lien home equity loans as noted above.

•

Disclose how you consider the differences in delinquency rates for amortizing and non-amortizing home equity loans in your determination of the allowance for loan losses. Disclose whether the amortizing loans are considered a separate pool than the non-amortizing loans and if so, discuss the qualitative factors you consider for each pool.

The Firm’s estimate of credit losses inherent in its home equity portfolio is primarily based on a delinquency roll-rate methodology, which estimates defaults based on the current delinquency status of the portfolio. Loss estimates are further

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determined based on estimated current loan-to-value ratios (“ECLTV”), which has heretofore been an effective basis for capturing differences in loss severity and frequency across the loan portfolio. Amortizing loans are not considered separate pools from non-amortizing loans; rather, they are treated similarly in the roll-rate analysis and the higher delinquency rate associated with amortizing loans is appropriately reflected in the loss estimates produced by the roll-rate analysis.

While non-amortizing loans may pose a unique risk of having an inherent credit loss because the borrower is able to keep the loan current by making interest-only payments, the Firm addresses this risk in a number of ways. First, such risk is mitigated by the Firm’s credit risk management practices, which include monitoring borrower credit scores and estimated collateral values and closing credit lines when certain risk factors are identified. Second, the ECLTV-based roll rate analysis helps to ensure that loans with high ECLTVs, which suggest an increased exposure to credit loss, are appropriately considered in the Firm’s loss estimate. Finally, the level of amortizing vs. non-amortizing home equity loans is one of a number of factors that are considered in evaluating the adequacy of the allowance for loan losses. The Firm considers the risk of payment shock on interest only and variable rate loans as one of several factors (along with other portfolio characteristics, economic trends, home price trends, and loan modification trends) that may not be fully reflected in the Firm’s historical loss rates (but which result in continued elevated charge-off rates) and, therefore, the Firm incorporates such factors when estimating credit losses and the allowance for loan losses.

In future filings, the Firm will enhance its disclosures regarding how the differences in delinquency rates for amortizing and non-amortizing home equity loans are considered in determining the allowance for loan losses.

Note 23 – Litigation

Mortgage Foreclosure Investigations and Litigation, page 165

9.	Please refer to our previous comment 30 in our letter dated June 15, 2011. Please provide us with your proposed disclosures.

The Firm provided a description of the Consent Orders entered into with banking regulators and the Firm’s corrective actions in its June 30, 2011 Form 10-Q (see pages 84-85), as follows:

“During the second quarter of 2011, the Firm entered into Consent Orders with banking regulators relating to its residential mortgage servicing, foreclosure and loss-mitigation activities. In their Orders, the regulators have mandated significant changes to the Firm’s servicing and default business and outlined requirements to implement these changes. In accordance with the requirements of the Consent Orders, the Firm submitted a comprehensive

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action plan setting forth the steps necessary to ensure the Firm’s residential mortgage servicing, foreclosure and loss-mitigation activities are conducted in accordance with the requirements of the Orders. In addition, the Firm has undertaken remedial actions to ensure that it satisfies all requirements relating to mortgage servicing, foreclosures and loss-mitigation activities outlined in the Consent Orders. These corrective actions, which the Firm intends to implement over the course of this year, include:

•	Strengthening its compliance program so as to ensure mortgage-servicing and foreclosure operations, including loss-mitigation and loan modification, comply with all applicable legal requirements.

•	Establishing a single point of contact for borrowers to ensure effective coordination and communication related to foreclosure, loss-mitigation and loan modification.

•	Ensuring appropriate oversight over third-party vendors for foreclosure or other related functions.

•

Ensuring appropriate controls and oversight of the Firm’s activities with respect to the Mortgage Electronic Registration system (“MERS”) and compliance with MERSCORP’s membership rules, terms and conditions.

•	Enhancing management information systems for loan modification, loss-mitigation and foreclosure activities.

•	Developing a comprehensive assessment of risks in servicing operations including, but not limited to, operational, transaction, legal and reputational risks.

In addition, pursuant to the Consent Orders, the Firm is required to enhance oversight of its mortgage servicing activities, including compliance, management and audit and, accordingly, is making changes in its organization structure, control oversight and customer service practices, which include:

•	Establishing an independent Compliance Committee which meets regularly and monitors progress against the Consent Orders.

•	Submission of a MERS plan which will ensure the Firm has the appropriate controls in place and is in compliance with MERSCORP’s membership rules, terms, and conditions.

•

Completion of a draft comprehensive risk assessment which has been submitted to senior management for review; a risk management plan is under development and it is intended to be completed within 120 days of the Consent Order.

•	Adding and upgrading compliance resources to support their expanded role with regard to ongoing activities as well as the expanded testing plan.

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•

Defining the single point of contact role, including the roles of supervisors and managers, and the subsequent initiation of a pilot with the rollout of the single point of contact scheduled for later this year.

Additionally, pursuant to the Consent Orders, the Firm has retained an independent consultant to conduct a review of its residential foreclosure actions during the period from January 1, 2009, through December 31, 2010 (including foreclosure actions brought in respect to loans being serviced), and to remediate any errors or deficiencies identified by the independent consultant, including, if required, by reimbursing borrowers for any identified financial injury they may have incurred. The identification of residential mortgage loans serviced by the Firm in which a foreclosure action was initiated is in process and will be provided to the Independent Consultant. The borrower outreach process is being developed. For additional information, see Note 23 on pages 172–179 of this Form 10-Q.”

In future filings, the Firm will update its disclosure to reflect corrective actions taken to date.

Form 8-K filed June 16, 2011

10.	We note from your disclosure that you appear to have transferred responsibilities for certain of your business lines to new decision makers. The businesses transferred appear to be currently located in your retail financial services segment but we note that the new decision makers appear to also be the decision makers for certain of your other segments. For example, Mr. Maclin, head of the Commercial Bank is now responsible for the company’s Retail business, including the branch network, consumer franchise, small business banking and the Chase private client business, while still retaining his position as the head of the Commercial Bank. Similarly, Mr. Smith, CEO of Card Services, will take on responsibility for the firm’s Auto Finance and Student Lending businesses, in addition to his current role. We also note from your disclosure in your Form 8-K filed July 14, 2011 (your earnings release for the period June 30, 2011) that you continue to report these lines of businesses in the Retail Financial Services segment. Please tell us how you considered these transfers in determining that these reporting units should continue to be reported in the Retail Financial Services segment. Identify who the Chief Operating Decision Maker is for each of the transferred units and describe how information regarding these reporting units is communicated to that person.

The Firm determines its operating segments based on the products and services provided, or the type of customer served, and these operating segments reflect the manner in which financial information is currently evaluated by the Firm’s management — more

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specifically, the chief operating decision maker (“CODM”). The Firm has determined that the Firm’s Operating Committee is the CODM for all of its operating segments. ASC 280-10-50-5 states the following regarding the identification of the CODM:

“The term chief operating decision maker identifies a function, not necessarily a manager with a specific title. That function is to allocate resources to and assess the performance of the segments of a public entity. Often the chief operating decision maker of a public entity is its chief executive officer or chief operating officer, but it may be a group consisting of, for example, the public entity’s president, executive vice presidents, and others.”

The Firm’s Operating Committee comprises sixteen of the Firm’s most senior executives across its lines of business and major corporate functions and meets on a regular basis to assess the performance of the Firm’s businesses and to establish the strategy and priorities of the Firm. The Operating Committee is also responsible for making key decisions regarding how resources are allocated among the Firm’s segments and major functions. The Firm’s Operating Committee is structured so that the Firm’s important operating decisions are made strategically with the perspectives and involvement of senior executives across the Firm. Based on the Operating Committee’s activities and responsibilities, the Firm has determined that the Operating Committee is the Firm’s CODM. The Operating Committee was the Firm’s CODM before and after the management changes described in the Form 8-K filed June 16, 2011.

Operating Segments as of June 30, 2011

On June 16, 2011 the Firm announced a change in certain management responsibilities. However, each of the executives with continuing responsibilities for the affected businesses was, and continues to be, a member of the Firm’s Operating Committee. As of June 30, 2011 there were no corresponding changes made in the extent or aggregation of information provided to, and used by, the Operating Committee and the Firm’s Board of Directors. In addition, even for the Retail Financial Services businesses, there were no substantive changes made to management or internal reporting as of June 30, 2011.

Therefore, the Firm concluded that no change in reportable segments was appropriate as of June 30, 2011.

We believe this conclusion is consistent with the SEC Staff’s views (as noted in Current Accounting and Disclosure Issues in the Division of Corporation Finance) regarding the timing for when changes in reportable segments should occur:

“The Staff also highlighted the guidance on changes in segments, pointing out that if management changes the structure of its internal organization after fiscal year end [or after a fiscal period], or intends to make a change, the new segment structure should

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not be presented in financial statements until operating results managed on the basis of that structure are [internally] reported. Disclosures based on the historical reportable segments should be presented until financial statements for periods managed on the basis of the new organizational structure are presented.”

[Redacted]

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This is to acknowledge that (i) the Firm is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Firm may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or request any further information, please do not hesitate to call the undersigned at 212-270-3632, Shannon S. Warren at 212-270-1530 or Neila B. Radin at 212-270-0938.

Very truly yours,

/s/ Louis Rauchenberger

Louis Rauchenberger

Corporate Controller